UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Director/PDMR Shareholding  - 7 March 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 7, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 7, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

7 March 2011

Barclays PLC

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a

1.
The independent trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "PSP Trust") notified Barclays PLC (the "Company") on 4 March 2011 that on 1 March 2011 it had resolved to release the following ordinary shares of Barclays PLC of nominal value of 25p each (the Shares) under (i) Barclays PLC Performance Share Plan (PSP) awards following the satisfaction of the performance conditions; (ii) Barclays Group Share Value Plan (SVP) awards;  and (iii) Incentive Share Plan (ISP) awards made over the previous five years to the following Directors and Persons Discharging Managerial Responsibility (PDMRs) of the Company.  The market price at the date of release was 318.3 pence per share:

Director/ PDMR	PSP/SVP/ ISP	Shares released to Director/ PDMR	Shares sold on behalf of Director/PDMR to satisfy withholding liabilities	Share price at award (pence)	Shares retained by Director/ PDMR
J del Missier	PSP	23,931	12,205	455	11,726
	SVP	1,343,915	685,397	324	658,518
	ISP	1,060,138	540,671	252	519,467
RE Diamond Jr	PSP	1,735,480	892,905	6101	842,575
M Harding	PSP	23,931	12,205	455	11,726
	SVP	209,780	106,988	324	102,792
A Jenkins	PSP	26,325	13,426	455	12,899
	SVP	419,562	213,977	324	205,585
T Kalaris	PSP	23,931	12,313	455	11,618
	SVP	617,999	317,961	324	300,038
	ISP	208,744	107,399	252	101,345
R Le Blanc	PSP	23,931	12,205	455	11,726
	SVP	314,672	160,483	324	154,189
C Lucas	PSP	95,726	48,821	455	46,905
R Ricci	PSP	23,931	9,920	455	14,011
	SVP	1,347,841	558,681	324	789,160
	ISP	1,060,138	439,428	252	620,710
C Turner	PSP	11,966	6,103	455	5,863
	SVP	146,846	74,892	324	71,954

1 This is a weighted average price as the awards were made over a number of years.

2.
The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 4 March 2011 that it had on 1 March 2011 exercised its discretion and released Shares following provisional allocations made during the past five years by the trustee over Shares. The following Shares were released to Directors and PDMRs of the Company. The market price at the date of release was 318.3 pence per share:

Director/ PDMR	Shares released to Director/ PDMR	Shares sold on behalf of Director/PDMR to satisfy withholding liabilities	Share price at award 2 (pence)	Shares retained by Director/ PDMR
J del Missier	7,926,010	4,042,267	231	3,883,743
RE Diamond Jr	2,613,776	1,344,790	460	1,268,986
M Harding	139,509	71,150	211	68,359
A Jenkins	93,759	47,818	463	45,941
T Kalaris	733,073	377,167	465	355,906
R Le Blanc	168,543	85,958	233	82,585
R Ricci	6,978,421	2,892,557	199	4,085,864
C Turner	137,381	70,066	222	67,315

2 This is a weighted average price as the awards were made over a number of years.

3.
The independent trustee of the ESAS Trust notified the Company on 4 March 2011 that it had on 1 March 2011 granted rights in the form of nil cost options to the Directors and PDMRs of the Company listed below under ESAS to acquire Shares in the Company. The ESAS options are exercisable from grant for two years and are granted over a proportion of the Shares which were provisionally allocated by the trustee under ESAS on 20 March 2008 to the Directors and PDMRs listed below. The share price at the award date was 455.0 pence per share. The market price at the date of grant and exercise was 318.3 pence per share.

The number of Shares under option includes an additional number of Shares which have been accrued in respect of dividends received by the trustee from March 2008. The total exercise price payable on any exercise of an ESAS option is £1.

Director/ PDMR	Number of shares granted under option to Director /PDMR	Number of shares under option that has been exercised	Shares sold on behalf of Director/PDMR to satisfy withholding liabilities	Shares retained by Director/ PDMR
M Harding	73,890	-	-	-
R Le Blanc	198,332	-	-	-
C Lucas	46,667	-	-	-
C Turner	26,922	26,922	13,731	13,191

4.
The independent trustee of the Company's employee benefit trust notified the Company on 4 March 2011 that it had on 1 March 2011 acquired Shares which are now held in a nominee account by Appleby Nominees (Jersey) Limited (''Appleby Nominee'') for Directors and PDMRs, as shown in the table below. The shares were purchased at 318.3 pence per share.

Director/ PDMR	Shares acquired for Director/ PDMR	Shares sold on behalf of Director/PDMR to satisfy withholding liabilities	Shares retained by Director/ PDMR
J del Missier	319,641	163,017	156,624
RE Diamond Jr	565,504	290,952	274,552
M Harding	135,092	68,897	66,195
A Jenkins	282,752	144,204	138,548
T Kalaris	450,306	231,683	218,623
R Le Blanc	194,784	99,340	95,444
C Lucas	113,100	57,681	55,419
R Ricci	311,655	129,181	182,474
C Turner	87,967	44,864	43,103

The revised total shareholding for each Director following these transactions is as follows:

Director	Total Beneficial Holding

RE Diamond Jr	12,678,784
C Lucas	290,800

The 2010 Remuneration Report is available on the website (http://group.barclays.com/Investor-Relations/Investor-news) and provides details of Barclays Remuneration Policy and executive Director awards to which the above transactions relate.

-End-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Sarah MacDonald/Gemma Walmsley
+44 (0) 20 7116 5752	+44 (0) 20 7116 4755